EXHIBIT 99.1

Internet Gold Announced Board of Directors Approval and Results of Debenture Holders Meetings Regarding the Execution of the Searchlight Transaction Documents

Ramat Gan, Israel – June 20, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that the Company's board of directors' approved the transaction with Searchlight Capital Partners and an SPC controlled by the Fuhrer family (the “Purchasers”), including the execution of the share purchase agreement for the transaction (the “SPA”) and the ancillary documents. Details of the transaction including entire set of the transaction documents were submitted by the Company to the Securities and Exchange Commission on Form 6-K.

The decision of Company’s board of directors took into consideration, inter alia, the fact that the execution of the transaction documents was approved by the debenture holders of the Company (in a preliminary vote), as follows:

•	At the meeting of the holders of the Series D Debentures of the Company – the resolution was approved by 100% of the participating votes.
•	At the meeting of the holders of the Series C Debentures of the Company – the resolution was approved by 99.82% of the participating votes.

The transaction was also voted by the debenture holders of B Communications Ltd. (“BComm”) (in a preliminary vote), as follows (which was published by BComm):

•	At the meeting of the debenture holders of the Series B Debentures of BComm – the resolution was approved by 98.42% of the participating votes.
•	At the meeting of the debenture holders of the Series C Debentures of BComm – the resolution was approved by 69.77% of the participating votes.

Due to the demand of the Purchasers, in the submissions of the above mentioned holders’ meetings it was indicated that the majority required for the approval of the transaction in said debenture holders’ meetings is of at least 75% of the total number of votes cast at each of the meetings, excluding abstentions (the “Required Majority”). However, following the meetings Searchlight notified BComm that they are willing to proceed to execution of the SPA on the basis of the votes obtained, assuming the agreement is authorized and executed by both BComm and the Company, and receipt of confirmation from the BComm’s Series C trustee that, from its perspective, there is no reason that BComm and the Company should not enter into the SPA. To the Company’s knowledge, BComm approached the applicable court in order to receive instructions relating to the execution of the SPA.

At this stage of the process, the vote was only intended to be a preliminary vote. One of the conditions to closing of the transaction is the approval of the transaction by the applicable Israeli court in a proceeding pursuant to Section 350 of the Israeli Companies Law. Such proceeding will require an additional vote by the companies’ creditors. The debenture holders are free to vote differently in the future creditors’ meetings.

If the transaction is approved, executed and consummated, the proceeds to be received by the Company will not be sufficient to enable it to pay its debts, and the Company will initiate a creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350 of the Israeli Companies Law. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified.

Note

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Transaction will be approved, executed or consummated.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000